Exhibit (a)(8)

Scholastic Corporation Announces Final Results of Modified Dutch Auction Tender Offer

New York, NY, November 28, 2022 – Scholastic Corporation (the “Company”) (NASDAQ: SCHL), the global children’s publishing, education and media company, today announced final results of its “modified Dutch auction” tender offer which expired at 12:00 midnight, New York City time, at the end of the day on November 22, 2022.

Based on the final count by Computershare Trust Company, N.A., the depositary for the tender offer (the “Depositary”), a total of 533,793 shares of the Company’s Common Stock, par value $0.01 per share (each, a “Share”), were properly tendered and not properly withdrawn at or below a purchase price of $40.00 per Share.

In accordance with the terms and conditions of the tender offer, the Company accepted for purchase an aggregate of 533,793 Shares, representing approximately 1.6% of the Shares issued and outstanding, or 1.5% of the total number of Shares outstanding assuming conversion of all shares of the Company’s Class A Common Stock, as of November 21, 2022, at a purchase price of $40.00 per share, for an aggregate cost of approximately $21.35 million, excluding fees and expenses related to the tender offer. As the Company accepted for purchase all of the Shares which were properly tendered and not properly withdrawn at a price at or below $40.00 there is no proration factor. The Depositary has paid for all of the Shares accepted for purchase. Payment for the Shares purchased was made in cash, less any applicable withholding taxes and without interest.

BofA Securities, Inc. and Wells Fargo Securities, LLC acted as dealer managers for the tender offer and Georgeson, LLC acted as information agent for the tender offer. Stockholders who have questions or would like additional information about the tender offer may contact Georgeson toll-free at (866) 391-6921 banks and brokers may call Georgeson at (866) 391-6921, BofA Securities, Inc. at (888) 803-9655 or Wells Fargo Securities, LLC at (833) 690-2713.

About Scholastic

For more than 100 years, Scholastic Corporation (NASDAQ: SCHL) has been encouraging the personal and intellectual growth of all children, beginning with literacy. Having earned a reputation as a trusted partner to educators and families, Scholastic is the world’s largest publisher and distributor of children’s books, a leading provider of literacy curriculum, professional services, and classroom magazines, and a producer of educational and entertaining children’s media. The Company creates and distributes bestselling books and e-books, print and technology-based learning programs for pre-K to grade 12, and other products and services that support children’s learning and literacy, both in school and at home. With 15 international operations and exports to 165 countries, Scholastic makes quality, affordable books available to all children around the world through school-based book clubs and book fairs, classroom libraries, school and public libraries, retail, and online. Learn more at www.scholastic.com.

Forward-Looking Statements

This news release contains certain forward-looking statements relating to future periods. Such forward-looking statements are subject to various risks and uncertainties, including the conditions of the children’s book and educational materials markets generally and acceptance of the Company’s products within those markets, and other risks and factors identified from time to time in the Company’s filings with the Securities and Exchange Commission. Actual results could differ materially from those currently anticipated.

SCHL: Financial

Contact: Scholastic Corporation

Investors: Jeffrey Mathews, (212) 343-6741 investor_relations@scholastic.com

Media: Anne Sparkman, (212) 343-6657 asparkman@scholastic.com